3/18/2002

02019319

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-11-017507~~ 8-35097

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

160 Federal Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] ~~Accountant not resident in United States or any of its possessions.~~

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5 (e) (2).*

AFFIRMATION

I, Jane C. Greene, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Fidelity Investments Institutional Services Company, Inc. as of December 31, 2001 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jane C Greene 2/15/2002
Signature Date

Financial and Operations Principal
Title

Cynthia J. Brow 2-15-02
Notary Public

CYNTHIA J. BROW
Notary Public
My Commission Expires
September 16, 2005

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Consolidated statement of financial condition.
(x) (c) Consolidated statement of income.
(x) (d) Consolidated statement of cash flows.
(x) (e) Consolidated statement of changes in stockholder's equity.
( ) (f) Consolidated statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
( ) (h) Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (i) Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3. (not applicable)
( ) (j) A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Independent auditor's report on internal controls.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR Corp.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2002

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
STATEMENT OF FINANCIAL CONDITION
December 31, 2001
(Dollars in thousands, except share amounts)

ASSETS	
Receivables:	
Brokers and dealers	$ 82,218
Mutual funds	165,650
Investments, at market value (cost $22,048)	22,048
Property and equipment, net	787
Deferred dealers concessions, net	238,776
Other assets	169
Total Assets	$ 509,648
LIABILITIES	
Payables:	
Brokers and dealers	$ 134,200
Mutual funds	82,124
Total Liabilities	216,324
STOCKHOLDER'S EQUITY:	
Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; issued and outstanding 4,750 shares	475
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 1,061 shares	1
Additional paid-in capital	132,292
Retained earnings	360,323
	493,091
Less: Net receivable from FMR Corp.	(199,767)
Total Stockholder's Equity	293,324
Total Liabilities and Stockholder's Equity	$ 509,648

The accompanying notes are an integral part
of the statement of financial condition.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Principal Business Activities:

Fidelity Distributors Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR Corp. The Company is the principal underwriter and distributor of mutual funds under agreements with mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans (the "contractual plans"). A division of Fidelity Distributors Corporation provided mutual fund transfer agent services and other administrative services on behalf of affiliated companies. As of January 1, 2002 this division was dissolved and mutual fund transfer agent services are being provided by other affiliates.

B. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2001. Actual results could differ from the estimates included in the statement of financial condition.

Invested Assets

Investments consist of shares held in a Fidelity money market mutual fund and are stated at market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives as follows: computer equipment, three years; and furniture and equipment, five to ten years. Renewals and betterments of a nature considered to materially extend the useful lives of the assets are capitalized.

Receivables from and Payables to Brokers and dealers and Mutual funds

Included in the receivables from Brokers and dealers and Mutual funds and the offsetting payables to Brokers and dealers and Mutual funds are mutual funds' purchase and redemption trades that are unsettled at December 31, 2001, and have contractual settlement dates beyond one day.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR Corp.)
NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Deferred Dealers Concessions

Deferred dealers concessions of $238,776 are reported net of accumulated amortization of $223,455 as of December 31, 2001. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight line basis method over one to five years and are entirely borne by an affiliate. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged to an affiliate as described above.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns of FMR Corp. The Company is allocated by FMR Corp., a direct intercompany charge equivalent to the sum of applicable federal and state taxes on income due as if it were filing tax returns on an individual company basis. At December 31, 2001, the Company's net deferred tax assets approximated $5,254 and are included in the net receivable from FMR Corp. The primary sources of temporary differences which comprise the net deferred tax asset are pension expense and depreciation.

C. Transactions with FMR Corp. and Affiliated Companies:

The Company is party to several arrangements with affiliated companies. Under these arrangements, the Company charged these affiliates for shareholder services, marketing and distribution expenses and other administration services and was charged for marketing and distribution expenses, occupancy expenses and other expenses. In addition, certain direct and indirect expenses incurred in connection with the underwriting and distribution of Fidelity mutual fund shares are borne by affiliated companies.

The Company participates in FMR Corp.'s noncontributory trusteed defined benefit pension plan covering all of its eligible employees.

The Company also participates in FMR Corp.'s defined contribution profit sharing and retirement savings plans covering substantially all employees. Annual contributions to the profit sharing and retirement savings plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company participates in various FMR Corp. stock-based compensatory plans. Compensation is based on the change in the Net Asset Value of FMR Corp. stock, as defined.

(Dollars in thousands)

C. Transactions with FMR Corp. and Affiliated Companies, cont:

All intercompany transactions with FMR Corp. and affiliated companies are charged or credited through an intercompany account with FMR Corp. and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR Corp. Under an agreement with FMR Corp., the Company may offset liabilities which will ultimately be settled by FMR Corp. on behalf of the Company against its receivable from FMR Corp. In accordance with the agreement, liabilities of approximately $37,784 have been offset against the receivable from FMR Corp.

D. Property and Equipment:

Property and equipment, at cost, consists of the following at December 31, 2001:

Equipment	$ 5,141
Furniture and fixtures	1,219
	6,630
Less: Accumulated depreciation	(5,573)
	$ 787

The cost of fully depreciated assets written off during the year was approximately $1,696.

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2001, the Company had net capital of $19,087 of which $18,837 was in excess of its required net capital of $250.